Level Up Live Holdings, LLC



ANNUAL REPORT

8134 304th Ave SE

Issaquah, WA 98027

(408) 306-5700

leveluplive.com

This Annual Report is dated May 13, 2025.

BUSINESS

Level Up Live Holdings, LLC (the Company) and its wholly owned subsidiary, Level Up Live, LLC., were formed in the state of Utah on April 19, 2019, to develop and commercialize a new form of sports entertainment for target shooting. We're a sports entertainment venue that features a safe, dynamic, and high-tech shooting sports experience that everyone can enjoy. Since we use AirSoft equipment, which is a form of air-powered firearm, we give our guests a high-fidelity shooting experience that is incredibly safe. Our proprietary gaming technology including 3D mapping video projection, real-time scoring, and special effects enables our players to stand, move, and run in our AirSoft shooting experience, bringing gaming to life as never before.

We currently serve consumers directly by providing our unique form of sports entertainment at our facility in greater Seattle (and eventually, in other locations) and indirectly, by licensing our system to 3rd parties to deliver to the end consumers.

Level Up Live Holdings, LLC ("the Company") was established in Utah on August 1, 2019. The Company has a wholly owned subsidiary, Level Up Live, LLC, which was organized in Utah on April 19, 2019 and is the operating Company which develops, creates, sells and supports the Company's products and services.

The Company specializes in developing and commercializing a novel form of sports entertainment focused on target shooting. It offers a sports-entertainment venue featuring a safe, dynamic, and high-tech shooting sports experience for everyone to enjoy. Using AirSoft equipment—an air-powered firearm—the Company provides guests with a highly realistic yet incredibly safe shooting experience. The proprietary gaming technology, including 3D mapping video projection, real-time scoring, and special effects, allows players to stand, move, and run in the AirSoft shooting experience, bringing gaming to life in a way never seen before. The Company currently serves consumers directly by offering this unique sports entertainment at its facility in greater Seattle, with plans to expand to other locations. Additionally, it licenses the system to third parties to deliver the experience to end consumers indirectly.

We do not retain any form of firearm, including Airsoft or replicas, nor do we feature human-likeness targets or any form of simulated shootouts or violence. Rather, we promote shooting sports entertainment suitable for women and men of all ages, backgrounds, and lifestyles. Additionally, we are a suitable venue for corporate events and team building and have sold and delivered two corporate events as part of our beta testing program.

The Company currently has one issued patent (Patent No.: US 12,066,346 B2), one pending patent and two patent filings actively being prepared for submission in October 2024. Level Up Live, LLC. is the sole Assignee (owner and rights holder) of all patent filings. There are no arrangements of any kind between the Company and any Company employee, consultant, or shareholder regarding any rights or royalties regarding the Company's patents and overall portfolio of intellectual property including electronics, software, designs, interfaces, algorithms, documents, and drawings. The Company is the exclusive and perpetual owner of all patents and intellectual property conceptualized, designed, engineered, and/or created by the Company's employees and consultants.

Previous Offerings

Name: Membership Units

Type of security sold: Equity

Final amount sold: $5,049,596

Number of Securities Sold: 2,524,798

Use of proceeds: Product R&D, beta testing, sales, market, general

Date: April 30, 2025

Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Revenue
Revenue for fiscal year 2023 was $166,198 compared to $178,527 in fiscal year 2024.

The Company was in limited market trial in 2023 and transitioned into early-stage revenue operations in 2024.

Cost of Sales
Cost of Sales for fiscal year 2023 was $157,438 compared to $0 in fiscal year 2024.

In 2023, we conducted a market trial and generated $166,198 in revenue with approximately $157,438 in associated cost of goods sold (COGS). In 2024, the Company recognized $178,527 in revenue, but no COGS was recorded for the period as we were paid for services with minimal direct cost.

Gross Margins
Gross profit for fiscal year 2023 was $8,760 compared to $178,527 in 2024. The gross margin in 2024 was 100%.

In 2023, the Company's market trial resulted in a gross margin of approximately 5%. In 2024, the sales were largely service related and therefore a change in direct cost structure led to a gross margin of 100%. 2024 was not reflective of expectations moving forward as we be selling both services and products, the latter of which has a much higher cost of goods sold.

Expenses
Expenses for fiscal year 2023 were $1,676,142 compared to $788,357 in fiscal year 2024.

Expenses declined significantly from 2023 to 2024, primarily due to reduced R&D and general administrative costs as the Company transitioned out of development mode and began streamlining operations.

Historical Results and Cash Flows
The Company is now revenue-generating, having moved beyond the product development and trial phase. We believe historical results are not indicative of future performance, as the business is now entering an operating phase with an established product and scalable service model in 2025 and 2026. Future gross profit is expected to increase meaningfully compared to 2023 beginning in 2025. To date, cash needs have been met primarily through equity financing. The Company's goal is to achieve positive net operating income (EBIT) by mid-2026, with any future capital raised focused exclusively on funding new Level Up Live locations.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $479.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Convertible Promissory Notes - On December 31, 2024, The Company has entered into one (1) convertible promissory note agreements for the purposes of funding operations with Thomas Chiarella, Manager. The interest on the notes was 3%. The notes did not specify a maturity date. The interest is due and payable on an annual basis. At the holder's option, the outstanding principal amount of the note shall be converted into shares or units of equity securities sold in the most recent prior equity financing of the Company, at the same price, terms and conditions.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Thomas Chiarella

Thomas Chiarella's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO & Board Member

Dates of Service: May, 2019 - Present

Responsibilities: Overall Company leadership and management with focus on capital raising, product management and brand/culture development.

Other business experience in the past three years:

Employer: Transform, Inc dba Resonance AI

Title: Director

Dates of Service: January, 2014 - Present

Responsibilities: Member of the Board of Directors providing oversight of the company.

Other business experience in the past three years:

Employer: Thinking Media Inc, dba STIRR

Title: Advisor

Dates of Service: June, 2023 - Present

Responsibilities: General advisory focused on business strategy and growth

Name: Tyler Harris

Tyler Harris's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, Co-Founder, Board Member & Principal Accounting Officer

Dates of Service: May, 2019 - Present

Responsibilities: Primary responsibility for all things revenue. Driving growth through partnerships, sales, memberships, and customer retention. Oversee all duties of the company as the acting president. Tyler currently receives salary compensation of $180,000 for this year.

Name: Achyut Allady

Achyut Allady's current primary role is with Smart Infrastructure Group. Achyut Allady currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: September, 2023 - Present

Responsibilities: Board member, strategic advice, corporate oversight and advisory. Achyut does not currently receive salary compensation for this role.

Other business experience in the past three years:

Employer: Smart Infrastructure Group

Title: CEO

Dates of Service: September, 1997 - Present

Responsibilities: Founder and CEO

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Units

Member Name: Level Up Live Founders, LLC (80% owned by Thomas Chiarella)

Amount and nature of Beneficial ownership: 10,500,087

Percent of class: 73.9296

RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into convertible promissory with Thomas Chiarella, Manager. Details of this note payable are disclosed in Debt.

OUR SECURITIES

The company has authorized Common Units, Profit Units, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,500 of Common Units.

Common Units

The amount of security authorized is 18,000,000 with a total of 12,952,810 outstanding.

Voting Rights

One Vote Per Unit

Material Rights

Common Unit holders have the Right of First Refusal on certain transfers by members, Right of Co-Sale, and Drag-Along Right.

There are no liquidation preferences or similar rights for any Unit holders.

There are restrictions on the transfer of Units sold in this offering. Please see Article 8 of exhibit F for complete information.

Profit Units

The amount of security authorized is 1,250,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Profit Units.

Material Rights

There are no material rights associated with Profit Units.

SAFE

The security will convert into Units offered by the reg-cf offering, specifically common units. and the terms of the SAFE are outlined below:

Amount outstanding: $145,000.00

Interest Rate: 0.0%

Discount Rate: 10.0%

Valuation Cap: $0.00

Conversion Trigger: The SAFE will convert during an Equity Financing or upon a Liquidity Event

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Units in the amount of up to $1,235,000 n this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights The Common Units that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Units we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 13, 2025.

Level Up Live Holdings, LLC

By   /s/ *Thomas Chiarella*

     Name: LUL Holdings, LLC

     Title: Manager

Exhibit A

FINANCIAL STATEMENTS

I, Thomas Chiarella, the CEO and Manager of Level Up Live Holdings, LLC., hereby certify that the financial statements of Level Up Live Holdings, LLC. and notes thereto for the periods ending December 31, 2023 (first Fiscal Year End of Review) and December 31, 2024 second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $ 44,760; taxable income of -$1,261,386 and total tax of $ 0.

Level Up Live Holdings, LLC. has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 29, 2025 (Date of Execution).

_____ (Signature)

__Manager, CEO_____(Title)

____April 29, 2025_____ (Date)

NOTE 1 – NATURE OF OPERATIONS

Level Up Live Holdings, LLC. was formed on August 16, 2019 ("Inception") in the State of Utah. The financial statements of Level Up Live Holdings, LLC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Issaquah, Washington.

Level Up Live Holdings, LLC. and its wholly owned subsidiary, Level Up Live, LLC. have combined the excitement of target shooting with the immersive, collaborative, and competitive elements of gaming to create a new form of sports entertainment. Using Airsoft equipment, which shoots soft biodegradable plastic BBs, we provide guests with a high-fidelity shooting experience that is incredibly safe. The Company designs, engineers, manufactures, August 16, 2019and deploys shooting ranges to customers and partners within their premises, such as a retail store or related sports-entertainment facility. We generate revenue from the sale of our advanced ranges, related equipment, software, and online services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of its advanced shooting ranges including equipment, software and services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
To date, the Company has not provided any employee with any form of stock-based compensation including stock-options.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Utah state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for periods 2021-2023. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Convertible Promissory Notes - On December 31, 2024, The Company has entered into one (1) convertible promissory note agreements for the purposes of funding operations with Thomas Chiarella, Manager. The interest on the notes was 3%. The notes did not specify a maturity date. The interest is due and payable on an annual basis. At the holder's option, the outstanding principal amount of the note shall be converted into shares or units of equity securities sold in the most recent prior equity financing of the Company, at the same price, terms and conditions.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On June 9, 2022, the Company entered into lease agreement with Reef Preston, LLC, for an office and warehouse space totaling 6,804 and 4,390 square feet. The term and duration of the lease was for a period of four (4) years commencing on June 1, 2022 and ending on the 31st day of May 2026. The Company and its landlord have mutually agreed to cancel the Company's lease in April 2025 and the Company is relocating to a month-to-month office rental facility. The Company has no long-term leases of any kind as of April 2025.

Supplier Agreements

The Company currently does not have any contractual obligations with suppliers for future purchases or committed capital expenditures.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 18,000,000 shares of our common stock and 1,250,000 Profit Units, with par value of $0.001. As of April 30, 2025, the company has currently issued 12,952,810 shares of our common stock and 0 Profit Units.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into convertible promissory with Thomas Chiarella, Manager. Details of this note payable are disclosed in Note 3.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 30, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Balance Sheet

Level Up Live, LLC

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	**$6,053.92**
Accounts Receivable	
Other Current Assets	**0**
Total for Current Assets	**$6,053.92**
Fixed Assets	**$113,874.09**
Other Assets	**$541,423.00**
Total for Assets	**$661,351.01**
Liabilities and Equity	
Liabilities	
Current Liabilities	**$231,481.00**
Long-term Liabilities	**$1,113,629.17**
Total for Liabilities	**$1,345,110.17**
Equity	**-$683,759.16**
Total for Liabilities and Equity	**$661,351.01**

Profit and Loss

Level Up Live, LLC

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	$166,198.00
Cost of Goods Sold	$157,438.00
Gross Profit	**$8,760.00**
Expenses	
Advertising & Marketing	$64,871.65
Depreciation Expense	7,240.37
General & Admin Expenses	$890,623.71
R & D	$713,406.26
Total for Expenses	**$1,676,141.99**
Net Operating Income	**-$1,667,381.99**
Other Income	$36,000.00
Other Expenses	
Net Other Income	**$36,000.00**
Net Income	**-$1,631,381.99**

Balance Sheet

Level Up Live, LLC

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	**$478.84**
Accounts Receivable	**0**
Other Current Assets	**$49,772.00**
Total for Current Assets	**$50,250.84**
Fixed Assets	**$103,496.92**
Other Assets	**$348,888.32**
Total for Assets	**$502,636.08**
Liabilities and Equity	
Liabilities	
Current Liabilities	**$477,559.90**
Long-term Liabilities	**$91,261.30**
Total for Liabilities	**$568,821.20**
Equity	**-$66,185.12**
Total for Liabilities and Equity	**$502,636.08**

Profit and Loss

Level Up Live, LLC

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	**$178,526.87**
Cost of Goods Sold	
Gross Profit	**$178,526.87**
Expenses	
Advertising & Marketing	**$27,308.01**
Depreciation Expense	10,377.17
General & Admin Expenses	**$617,577.75**
R & D	**$133,094.42**
Uncategorized Expense	
Total for Expenses	**$788,357.35**
Net Operating Income	**-$609,830.48**
Other Income	**$41,040.35**
Other Expenses	
Net Other Income	**$41,040.35**
Net Income	**-$568,790.13**

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders'
	Shares	Amount			
Inception	-	-$1,243,157	$0	$0	-$1,243,157
Issuance of founders stock	10,660,000	$820	$0	$0	$820
Shares issued for services	-	$0	$0	$0	$0
Contributed capital	804,973	$1,609,946	$0	$0	$1,609,946
Net income (loss)	-	-$1,652,764	$0	-$2,895,922	-$4,548,686
December 31, 2022	11,464,973	-$1,285,156	$0	-$2,895,922	-$4,181,078
Shares issued for debt conversion	656,760	$1,313,520	$0	$0	$1,313,520
Shares issued for cash	313,976	$627,952	$0	$0	$627,952
Shares issued for services	-	$0	$0	$0	$0
Net income (loss)	-	-$1,631,382	$0	-$4,527,304	-$6,158,686
December 31, 2023	12,435,709	-$975,066	$0	-$7,423,226	-$8,398,292
Shares issued for debt conversion	238,761	$477,523	$0	$0	$477,523
Shares issued for cash	350,415	$700,830	$0	$0	$700,830
Shares issued for services	-	$0	$0	$0	$0
Net income (loss)	-	-$568,790	$0	-$5,096,094	-$5,664,884
December 31, 2024	13,024,885	-$365,503	$0	-$12,519,320	-$12,884,823

Notes:

1) All share numbers have been adjusted for the 13:1 split implemented in mid-2024

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

Level Up Live, LLC

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,631,381.99
Adjustments to reconcile Net Income to Net Cash provided by operations:	**176,788.61**
Net cash provided by operating activities	**$ -1,454,593.38**
INVESTING ACTIVITIES	**$ -588,307.46**
FINANCING ACTIVITIES	**$1,880,061.69**
NET CASH INCREASE FOR PERIOD	**$ -162,839.15**
Cash at beginning of period	168,893.07
CASH AT END OF PERIOD	**$6,053.92**

Level Up Live, LLC

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-568,790.13
Adjustments to reconcile Net Income to Net Cash provided by operations:	**206,684.07**
Net cash provided by operating activities	**$ -362,106.06**
INVESTING ACTIVITIES	**$192,534.68**
FINANCING ACTIVITIES	**$163,996.30**
NET CASH INCREASE FOR PERIOD	**$ -5,575.08**
Cash at beginning of period	6,053.92
CASH AT END OF PERIOD	**$478.84**

CERTIFICATION

I, Thomas Chiarella, Principal Executive Officer of Level Up Live Holdings, LLC, hereby certify that the financial statements of Level Up Live Holdings, LLC included in this Report are true and complete in all material respects.

Thomas Chiarella

Manager